SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 6)

CareMax, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

14171W103

(CUSIP Number)

David J. Clark

Deerfield Management Company, L.P.

345 Park Avenue South, 12th Floor

New York, New York 10010

(212) 551-1600

Copy to:

Jonathan D. Weiner, Esq.

Mark D. Wood, Esq.

Katten Muchin Rosenman LLP

575 Madison Avenue

New York, New York 10022

(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 3, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 14171W103	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,691,423(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,691,423(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,691,423(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.72%(2)
14	TYPE OF REPORTING PERSON PN

(1)	The reported shares include: (i) 15,811,090 shares of Class A common stock held directly by Deerfield Partners, L.P. (“Deerfield Partners”); (ii) 2,830,333 shares of Class A common stock underlying an equal number of warrants held directly by Deerfield Partners; and (iii) 50,000 shares of Class A common stock held directly by Steven Hochberg, an operating partner in Deerfield Management Company, L.P. (“Deerfield Management”), for the benefit, and at the direction, of Deerfield Management.

(2)	Based on 87,396,972 shares of Class A common stock outstanding as of October 3, 2022, as set forth in the Issuer’s definitive proxy statement filed with the Securities and Exchange Commission on October 7, 2022.

SCHEDULE 13D

CUSIP No. 14171W103	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,641,423 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,641,423 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,641,423 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.66%(2)
14	TYPE OF REPORTING PERSON PN

(1)

The reported shares include: (i) 15,811,090 shares of Class A common stock held directly by Deerfield Partners and (ii) 2,830,333 shares of Class A common stock underlying an equal number of warrants held directly by Deerfield Partners.

(2)	Based on 87,396,972 shares of Class A common stock outstanding as of October 3, 2022, as set forth in the Issuer’s definitive proxy statement filed with the Securities and Exchange Commission on October 7, 2022.

SCHEDULE 13D

CUSIP No. 14171W103	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS Deerfield Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,641,423 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,641,423 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,641,423 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.66%(2)
14	TYPE OF REPORTING PERSON PN

(1)	The reported shares include: (i) 15,811,090 shares of Class A common stock held directly by Deerfield Partners and (ii) 2,830,333 shares of Class A common stock underlying an equal number of warrants held directly by Deerfield Partners.

(2)	Based on 87,396,972 shares of Class A common stock outstanding as of October 3, 2022, as set forth in the Issuer’s definitive proxy statement filed with the Securities and Exchange Commission on October 7, 2022.

SCHEDULE 13D

CUSIP No. 14171W103	Page 5 of 7 Pages

1	NAME OF REPORTING PERSONS James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,691,423(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,691,423(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,691,423(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.72%(2)
14	TYPE OF REPORTING PERSON IN

(1)

The reported shares include: (i) 15,811,090 shares of Class A common stock held directly by Deerfield Partners; (ii) 2,830,333 shares of Class A common stock underlying an equal number of warrants held directly by Deerfield Partners; and (iii)  50,000 shares of Class A common stock held directly by Steven Hochberg, an operating partner in Deerfield Management, for the benefit, and at the direction, of Deerfield Management.

(2)	Based on 87,396,972 shares of Class A common stock outstanding as of October 3, 2022, as set forth in the Issuer’s definitive proxy statement filed with the Securities and Exchange Commission on October 7, 2022.

END OF COVER PAGES

CUSIP No. 14171W103	Page 6 of 7 Pages

This Amendment No. 6 (this “Amendment”) to Schedule 13D amends the Schedule 13D filed by by (i) Deerfield Management, (ii) Deerfield Mgmt, L.P. (“Deerfield Mgmt”), (iii) Deerfield Partners, (iv) James E. Flynn, a natural person (“Flynn” and, together with Deerfield Management, Deerfield Mgmt and Deerfield Partners, the “Reporting Persons”), (v) DFHTA Sponsor, LLC, (vi) Steven I. Hochberg, a natural person, and (vii) Lawrence Atinsky, a natural person, with respect to shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of CareMax, Inc., a Delaware corporation (formerly known as Deerfield Healthcare Technology Acquisitions Corp.) (the “Issuer” and such Schedule 13D as so previously amended, the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to them in the Schedule 13D.

ITEM 4.	PURPOSE OF THE TRANSACTION

Item 4 of the Schedule 13D is hereby amended to add the following:

At the Annual Meeting of Stockholders of the Company held on November 2, 2022 (the “2022 Annual Meeting”), Kevin Berg, an employee of Deerfield Management, was elected to serve on the board of directors of the Company until the 2025 annual meeting of stockholders of the Company or until his successor has been duly elected and qualified, or, if sooner, until his earlier death, resignation, retirement, disqualification, or removal. Deerfield Partners intends to relinquish its right to designate observers to attend meetings of the board of directors of the Company.

As previously disclosed by the Company, the Company has entered into an agreement and plan of merger, dated as of May 31, 2022, with Steward Health Care System (the transactions contemplated thereby, the “Steward Acquisition”).  As disclosed in the Company’s definitive proxy statement for the 2022 Annual Meeting (the “2022 Proxy Statement”), in order to fund the Financed Net Pre-Closing Medicare AR Payment (as defined in the 2022 Proxy Statement), the Company may secure alternative financing therefor as permitted under its credit agreement.  The Reporting Persons are engaging in discussions with the Company and its representatives in respect of a portion of any such financing, which could under certain limited circumstances result in the acquisition by one or more of the Reporting Persons of additional shares of Common Stock, though there can be no assurance that the Reporting Persons will provide any such financing.

CUSIP No. 14171W103	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2022

DEERFIELD MANAGEMENT COMPANY, L.P.

By: Flynn Management LLC, General Partner

/s/ Jonathan Isler
Name: Jonathan Isler
Title: Attorney-in-Fact

DEERFIELD MGMT, L.P.

By: J.E. Flynn Capital, LLC, General Partner

/s/ Jonathan Isler
Name: Jonathan Isler
Title: Attorney-in-Fact

DEERFIELD PARTNERS, L.P.

By: Deerfield Mgmt, L.P., General Partner By: J.E. Flynn Capital, LLC, General Partner

/s/ Jonathan Isler
Name: Jonathan Isler
Title: Attorney-in-Fact

JAMES E. FLYNN

/s/ Jonathan Isler
Jonathan Isler, Attorney-in-Fact